Exhibit 99.1

DHT HOLDINGS, INC. REPORTS FOURTH QUARTER 2011 RESULTS AND DECLARES QUARTERLY DIVIDEND OF $0.03 PER SHARE

ST. HELIER, CHANNEL ISLANDS, January 23, 2012 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

Financial highlights:

USD mill. (except per share)	Q4 2011	Q3 2011	2011	2010

Revenue	25.3	26.6	100.1	89.7

EBITDA	13.1	13.6	52.7	51.6

Adjusted net income*	3.7	2.9	14.8	6.1

Adjusted EPS*	0.06	0.05	0.24	0.13

Interest Bearing Debt	280.6	299.7	280.6	265.2

Cash	42.6	45.4	42.6	58.6

Dividend	0.03	0.03	0.26	0.40

* adjusted for impairment and non-cash swap related items

Highlights of the quarter:

•
Steady operations with EBITDA of $13.1 million, net income of $4.2 million and EPS of $0.07.  The company will pay a dividend of $0.03 per share for the quarter payable on February 15, 2012 for shareholders of record as of February 7, 2012.

•	Cash at quarter-end was $42.6 million, after total debt repayments of $19.2 million during the quarter.

•
The Company prepaid $18 million on its credit facility with Royal Bank of Scotland during the fourth quarter and will prepay an additional $12 million during the first quarter of 2012 to stay in compliance with the loan to value covenant. Following these prepayments, the next scheduled installment under this credit facility will be in the third quarter of 2014.

•
Amendment to the time charter of DHT Eagle with Frontline, whereby monthly charter hire shall be $26,000 per day for the remaining period of the charter commencing January 1, 2012. The difference between the original charter hire and the amendment, being $6,500 per day, shall be paid in arrears with one lump sum payment in December 2012 and a second lump sum payment at the end of the charter period.  Following the amendment, the nominal revenue and charter period remains unchanged.

•
Three vessels will be redelivered from time charters.  VLCC DHT Regal is expected redelivered from its charterer in March 2012 and will then enter the Tankers International Pool.  The Aframaxes Overseas Ania and Overseas Rebecca are expected redelivered from their charterer in March with the company is considering various alternatives including disposal.

•	The company’s contract cover for 2012 is 70% with contracted revenues alone exceeding budgeted cash cost, including debt installments, for the year.

Fourth Quarter 2011 Results
The Company today reported revenues for the fourth quarter of 2011 of $25.3 million.  For the quarter there was no profit sharing under our profit-sharing arrangements.

Our vessels were on-hire 99.4% for the quarter. This does not include planned off-hire during the quarter related to special survey and dry-dock.  The next scheduled class surveys are the special survey and dry-dock for one VLCC and the interim survey and dry-dock for one Aframax scheduled for the first half of 2012.

Vessel expenses for the quarter were $7.6 million.  Vessel expenses on a per ship basis have been reduced and are on a company basis essentially unchanged despite the fleet expansion during the first half of 2011. Charter hire expense for the quarter was $2.5 million related to the charter in of the Venture Spirit.

Depreciation and amortization, including depreciation of capitalized dry docking costs, was $7.3 million for the quarter.

G&A for the quarter was $2.1 million including non-cash charge related to restricted share agreements for our management and board of directors.

Net financial expenses was $1.5 million for the quarter including a net non-cash gain on interest rate swaps of $0.4 million

We had net income for the fourth quarter of 2011 of $4.2 million or $0.07 per diluted share.  After adjusting for non-cash financial items related to interest rate swaps, net income for the quarter was $3.7 million or $0.06 per diluted share.  Operating cash flow after debt service1 was a negative $8.2 million as a result of the $18 million prepayment under the RBS credit agreement or $(0.13) per share. Operating cash flow in the fourth quarter of 2011 excluding the $18 million debt prepayment was $9.8 million, or $0.15 per share.

For the fourth quarter of 2011, net cash flow provided by operating activities was $20.3 million.

Cash used in investing activities was $1.9 million for the fourth quarter of 2011 mainly due to the special survey and dry-dock of a VLCC during the period.

Cash flows used in financing activities was $21.2 million mainly related to prepayment of $18 million in long term debt and the payment of dividends.

At the end of the fourth quarter of 2011, our cash balance was $42.6 million.  As of the date of our compliance certificates submitted for the fourth quarter, we remain in compliance with our financial covenants.

We declared a cash dividend of $0.03 per share for the fourth quarter payable on February 15, 2012 for shareholders of record as of February 7, 2012.

Full year results 2011

For the 12 month period ending December 31, 2011, our company had revenues of $100.1 million, compared to revenues of $89.7 million for the prior-year period.  In 2011 and 2010 there was no profit sharing under our profit-sharing arrangements. The increase in revenues was mainly due to the addition of three vessels to our fleet during the first half of 2011. The DHT Phoenix was delivered to us on March 2, 2011 and entered the Tankers International Pool on April 14, 2011. The DHT Eagle was delivered to us on May 27, 2011 and is employed on a two year time charter (see discussion above related to amendment of charter agreement).  The Venture Spirit was delivered on May 16, 2011 and is employed in the Tankers International Pool.

Our vessels were on-hire 99.6% for the 12 month period. This does not include planned off-hire during the period related to the DHT Ann, DHT Chris and DHT Eagle completing their special surveys and dry-docks.

Voyage expenses of $1.3 million in 2011 relate to bunker consumption to reposition the newly acquired DHT Phoenix to enter the Tankers International Pool. There were no similar expenses during 2010.

Vessel expenses for 2011 were $30.8 million compared to $30.2 million for 2010. Vessel expenses on a per ship basis have been reduced and are on a company basis essentially unchanged despite the fleet expansion during the first half of 2011.  Charter hire expense for 2011 was $6.2 million related to the charter in of the Venture Spirit.  There was no charter hire expense during 2010.

Depreciation and amortization expenses, including depreciation of capitalized dry docking costs, were $30.3 million for 2011 compared with $28.4 million for 2010.  The difference is the net result of fleet additions made during 2011 and lower depreciation following the impairment charge recorded in the third quarter 2011.

Due to the weak tanker markets and decline in values for second hand tankers, the Company recorded an impairment charge of $56.0 million in the third quarter.  The impairment charge is a non-cash item. There was no impairment charge in 2010.

G&A in 2011 was $9.2 million including non-cash cost related to restricted share agreements for our management and board of directors, compared to $7.9 million for 2010.  Higher G&A for 2011 was due to a high level of activity including vessel inspections, equity offering, the contemplated Saga Tankers acquisition, and fleet expansion.

Net financial expenses were $6.5 million for 2011 compared to $16.8 million in 2010.  Net financial expenses for 2011 included a net non-cash gain on interest rate swaps of $2.7 million and amortization of unrealized loss of interest swaps of $1.7 million. The decline in net financial expense is mainly due to the expiry of an interest swap in October 2010, a $3.7 million cost related to the early termination of $35 million of interest rate swaps in 2010 as well as higher non-cash swap expenses in 2010.

We had a net loss in 2011 of $40.3 million or $0.64 per diluted share.  Adjusted for the $56 million non-cash impairment charge, we had net income of $15.7 or $0.25 per share for 2011 compared to net income of $6.4 million or $0.13 per diluted share for 2010.  After adjusting for the non-cash impairment charge and non-cash financial items related to interest rate swaps, adjusted net income for 2011 was $14.8 million or $0.24 per diluted share compared to $6.1 million or $0.13 per diluted share, for 2010.  Operating cash flow after debt service1 was zero as a result of the $45.1 million in debt prepayment or zero per share compared to $34.5 million or $0.71 per share, for 2010.

For 2011, net cash flows provided by operating activities were $44.3 million, compared to $34.3 million for 2010.

Cash used in investing activities was $123.2 million during 2011 mainly due to the acquisitions of vessels during the period. Investments of $5.6 million in 2010 mainly relate to the payment of vessel acquisition deposit of $5.5 million.

Cash flows provided from financing activities in 2011 was $62.9 million mainly due to issuance of common stock and long term debt, partially offset by prepayment of $42.0 million in long term debt, $3.1 million in debt installments and $19.7 million in dividends. In 2010, net cash flows used in financing activities was $42.7 million which related to the payment of $14.7 million in dividends and repayment of $28.0 million in long term debt. Working capital, defined as total current assets less total current liabilities, was $15.5 million as of December 31, 2011 compared with $46.1 million at December 31, 2010. The decline in working capital is mainly due to $15.9 million lower cash balance and an increase in current portion of long term debt by $16.9 million. As of December 31, 2011 we have no commitments for capital expenditures other than for maintenance such as mandatory interim and special surveys.

We monitor our covenant compliance on an ongoing basis. Decline in vessel values could result in our company no longer being in compliance with its minimum value covenants. Such non-compliance could result in our company making prepayments under its credit agreements. As of the date of our compliance certificates submitted for the fourth quarter, we remain in compliance with our financial covenants.

1)
Operating cash flow after debt service represents the sum of net income, amortization of unrealized loss of interest rate swaps, fair value (gain)/loss on derivative financial instrument, depreciation and amortization, impairment charge and repayment of long term debt.  Please refer to the table for reconciliation between net income and operating cash flow after debt service.

Reconciliation of non-IFRS financial measures
($ in thousands except shares and per share amounts)

	4Q 2011 Oct.1 – Dec. 31, 2011 Unaudited	4Q 2010 Oct.1 – Dec. 31, 2010 Unaudited	2011 Jan. 1 – Dec. 31, 2011 Unaudited	2010 Jan. 1 – Dec. 31, 2010 Audited

Net Income	4,193	7,035	(40,272)	6,377
Amortization of unrealized loss of interest rate swaps	402	776	1,739	11,868
Fair value (gain)/loss on derivative financial instrument	(851)	(2,920)	(2,698)	(12,136)
Impairment charge	-	-	56,000	-
Net Income adjusted for non-cash financial items	3,745	4,891	14,769	6,109

Weighted average number of shares (diluted)	64,450,762	48,935,305	62,761,889	48,779,606
Net Income adjusted for non-cash financial items per share	0.06	0.10	0.24	0.13

Net Income	4,193	7,035	(40,272)	6,377
Amortization of unrealized loss of interest rate swaps	402	776	1,739	11,868
Fair value (gain)/loss on derivative financial instruments	(851)	(2,920)	(2,698)	(12,136)
Depreciation and amortization	7,293	7,152	30,278	28,392
Impairment charge	-	-	56,000	-
Repayment of long-term Debt	(19,234)	-	(45,077)	-
Operating cash flow after debt service	(8,197)	12,043	(30)	34,501

Operating cash flow after debt service per share	(0.13)	(0.25)	(0.00)	0.71

DHT Holdings, Inc. plans to report its next three quarterly earnings as follows:

Q1 2012 on Tuesday April 24, 2012
Q2 2012 on Tuesday July 24, 2012
Q3 2012 on Tuesday October 23, 2012

EARNINGS CONFERENCE CALL INFORMATION

DHT will host a conference call at 8:00 a.m. EST Tuesday January 24, 2012 to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 646 254 3363 within the United States, 23500486 within Norway and +44 207 136 2056 for international callers. The passcode is “DHT”.  A live webcast of the conference call and a slide presentation will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available through January 31, 2012.  To access the replay, dial 1 347 366 9565 within the United States, 21000498 within Norway or +44 207 111 1244 for international callers and enter 4518944# as the pass code.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2011.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands except per share amounts)

ASSETS	Note	Dec. 31, 2011	Dec. 31, 2010
Current assets		Unaudited	Audited
Cash and cash equivalents		$42,624	$58,569
Accrued charter hire		5,021	464
Prepaid expenses		1,783	2,713
Total current assets		49,428	61,746

Vessels	5	454,542	412,744
Other property, plant and equipment		533	21
Other long-term receivables		54	844
Deposit for vessel acquisition	5	-	5,500
Total assets		$504,557	$480,855

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses		5,243	4,449
Derivative financial instruments	4	3,422	3,065
Current portion long-term debt	4	16,938	-
Prepaid charter hire		8,357	8,088
Total current liabilities		33,959	15,602

Non-current liabilities
Long-term debt	4	263,632	265,231
Derivative financial instruments	4	178	3,224
Other long-term liabilities		340	457
Total non-current liabilities		264,150	268,912

Total liabilities		298,109	284,514

Stockholders’ equity
Common stock	6, 7	640	487
Paid-in additional capital	6, 7	308,727	240,537
Retained earnings/(deficit)		(102,164)	(42,188)
Other components of equity		(756)	(2,495)
Total stockholders’ equity		206,448	196,341

Total liabilities and stockholders’ equity		504,557	480,855

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT
($ in thousands except per share amounts)

	Note	4Q 2011 Oct.1–Dec. 31, 2011 Unaudited	4Q 2010 Oct.1–Dec. 31, 2010 Unaudited	YTD Jan.1–Dec. 31 2011 Unaudited	YTD Jan.1–Dec. 31 2010 Audited
Gross revenues		$25,312	$22,879	$100,123	$89,681

Operating expenses
Voyage expenses		0	-	(1,286)	-
Vessel expenses		(7,616)	(7,351)	(30,811)	(30,221)
Charter hire expense		(2,463)	-	(6,150)
Depreciation and amortization	5	(7,293)	(7,152)	(30,278)	(28,392)
Impairment charge	5	-	-	(56,000)	-
General and administrative expense		(2,131)	(1,578)	(9,152)	(7,869)
Total operating expenses		$(19,502)	$(16,081)	$(133,677)	$(66,482)

Operating income		$5,809	$6,798	$(33,554)	$23,199

Interest income		10	30	91	131
Interest expense		(1,995)	(1,904)	(7,347)	(13,478)
Fair value gain/(loss) on derivative financial instruments	4	448	2,144	949	268
Other Financial income/(expenses)		30	-	(230)	(3,710)
Profit/(loss) before tax		$4,303	$7,068	$(40,091)	$6,410

Income tax expense		(109)	(33)	(181)	(33)
Net income/(loss) after tax		$4,193	$7,035	$(40,272)	$6,377
Attributable to the owners of parent		$4,193	$7,035	$(40,272)	$6,377

Basic net income per share		0.07	0.14	(0.64)	0.13
Diluted net income per share		0.07	0.14	(0.64)	0.13

Weighted average number of shares (basic)		64,450,762	48,921,961	62,748,233	48,776,270
Weighted average number of shares (diluted)		64,450,762	48,935,305	62,761,889	48,779,606

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period		$4,193	$7,035	(40,272)	6,377

Other comprehensive income:
Reclassification adjustment from previous cash flow hedges		402	776	1,739	11,868

Total comprehensive income for the period		$4,595	$7,811	$(38,533)	$18,245

Attributable to the owners of parent		$4,595	$7,811	$(38,533)	$18,245

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
($ in thousands)

	Note	4Q 2011 Oct.1 – Dec. 31, 2011	4Q 2010 Oct.1 – Dec. 31, 2010	YTD Jan.1 – Dec. 31 2011	YTD Jan.1 – Dec. 31 2010
		Unaudited	Unaudited	Unaudited	Audited
Cash Flows from Operating Activities:
Net income		$4,193	$7,035	$(40,272)	$6,377
Items included in net income not affecting cash flows:
Depreciation and amortization	5	7,449	7,152	30,527	28,391
Impairment charge	5	-		56,000	-
Amortization related to interest and swap expense		(448)	(2,097)	(949)	(78)
Deferred compensation related to options and restricted stock		249	162	897	913
Changes in operating assets and liabilities:
Accrued charter hire and prepaid expenses		(41)	(498)	(2,837)	250
Accrued payable, accrued expenses and prepaid charter hire		8,917	(716)	965	(1,587)
Net cash provided by operating activities		$20,319	$11,038	$44,331	$34,266

Cash Flows from Investing Activities:
Decrease/(increase) in vessel acquisitions deposits		-	(5,500)	-	(5,500)
Investment in vessels		(1,917)	(99)	(122,574)	(99)
Investment in property, plant and equipment		(5)	(21)	(630)	(21)
Net cash used in investing activities		$(1,923)	$(5,620)	$(123,204)	$(5,620)

Cash flows from Financing Activities
Issuance of common stock	6, 7	-	-	67,540	-
Cash dividends paid	7	(1,934)	(4,892)	(19,706)	(14,741)
Issuance of long-term debt	4	-	-	60,169	-
Repayment of long-term debt	4	(19,234)	-	(45,077)	(28,000)
Net cash provided by/(used) in financing activities		$(21,168)	$(4,892)	$62,926	$(42,741)

Net increase/(decrease) in cash and cash equivalents		(2,771)	526	(15,948)	(14,095)
Cash and cash equivalents at beginning of period		45,392	58,043	58,569	72,664
Cash and cash equivalents at end of period		$42,621	$58,569	$42,621	$58,569

Specification of items included in operating activities:
Interest paid		1,833	3,667	6,920	15,348
Interest received		28	30	109	137

DHT HOLDINGS, INC.
SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ EQUITY
($ in thousands except shares)
Unaudited

		Common Stock		Paid-in	Retained	Cash Flow	Total
		Note Shares	Amount	Additional Capital	Earnings	Hedges	equity

Balance at January 1, 2010		48,675,897	$487	$239,624	$(33,824)	$(14,363)	$191,924
Total comprehensive income					6,377	11,868	18,245
Cash dividends declared and paid					(14,741)		(14,741)
Compensation related to options and restricted stock		246,064		913			913
Balance at December 31, 2010		48,921,961	487	240,537	(42,188)	(2,495)	196,341

Balance at January 1, 2011		48,921,961	$487	$240,537	$(42,188)	$(2,495)	$196,341
Total comprehensive income					(40,272)	1,739	(38,533)
Cash dividends declared and paid	7				(19,704)		(19,704)
Issue of common stock	6	15,425,300	154	67,294			67,448
Compensation related to options and restricted stock		103,501		896			896
Balance at December 31, 2011		64,450,762	641	308,727	(102,164)	(756)	206,448

 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2011

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a limited company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at 26 New Street, St. Helier, Jersey, Channel Islands. The Company’s principal activity is the ownership and operation of a fleet of crude oil carriers. Our strategy is to employ our vessels in a combination of charters with stable cash flow and market exposure.

The financial statement were approved by the Board of Directors on January 20, 2012 and authorized for issue on January 23, 2012.

Note 2 – General accounting principals
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2010.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IFRS”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2010 audited consolidated financial statements.

The Board confirms that these interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2011 but not currently relevant to the group (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements;

●	Revised IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. Effective January 1, 2011.

●	Classification of rights issues’ (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after February 1, 2010.

●	IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’, effective July 1, 2010.

●
Prepayments of a minimum funding requirement’ (amendments to IFRIC 14). The amendments correct an unintended  consequence of IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their  interaction’.

●	Annual Improvements project, The improvement project is an annual project that provides a mechanism for making necessary but non urgent amendments in several standards.

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon on the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.  The Company’s vessels carry crude oil only. The Company’s management manages the Company’s operations as one business segment.

Entity-wide disclosures:

Information about major customers:

As of December 31, 2011, ten of the Company’s 12 vessels are on charter, pursuant to either time charters or bareboat charters, of which nine vessels are on charter to wholly-owned subsidiaries of Overseas Shipholding Group, Inc .(“OSG”) and one vessel is on charter to a wholly-owned subsidiary of Frontline, Ltd. The charters’ payments under the charters are a major source of revenue for the Company. Two vessels are operating in the Tankers International Pool.

Note 4 – Interest bearing debt
As of December 31, 2011, DHT had total outstanding interest bearing debt totalling $281,192,875 of which $170,000,000 is priced at Libor+0.70%, $54,000,000 is priced at Libor+0.85%, $25,671,875 is priced at Libor+2.75% and $32,250,000 is priced at Libor+2.50%. Interest is payable quarterly in arrears. As of December 31, 2011, the Company had one interest rate swap in an amount of $65,000,000 under which DHT pays a fixed rate of 5.95% including margin of 0.85%. From January 1, 2009 the Company has discontinued hedge accounting on a prospective basis. Derivatives are re-measured to their fair value at each balance sheet date. The resulting gain and loss is recognized in profit or loss.

The Company’s credit agreements contain a financial covenant related to the charter-free market value of the Company’s vessels that secure the obligations under the credit facilities. With regards to the credit agreement with the Royal Bank of Scotland totaling $224,000,000 the charter free value (broker valuations) of the vessels that secure the obligations under this credit facility shall at all times be above 120% of the outstanding under the loan plus the actual or notional cost of terminating the interest rates swap. In order to stay in compliance with this covenant, the Company made a prepayment of $18,000,000 in the fourth quarter and will make a further prepayment of $12,000,000 in the first quarter of 2012. With regards to the credit agreement related to the DHT Phoenix totaling $25,671,875 and DHT Eagle totaling $32,250,000 entered into in the first half of 2011, the charter free value of the vessel shall at all times be above 130% of the outstanding under the respective loans. These two credit facilities also contain financial covenants related to each of the borrowers as well as DHT on a consolidated basis.

As of December 31, 2011 the Company was in compliance with the financial covenants.

Note 5 – Vessels and Vessel Acquisitions
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels.  Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. As a result of the decline in charter rates and vessels value during 2011, the Company has performed an impairment test using the “value in use” method as of December 31, 2011.

In assessing “value in use”, the estimated future cash flows are discounted to their present value.  In developing estimates of future cash flows, we must make assumptions about future charter rates, ship operating expenses, the estimated remaining useful lives of the vessels and the discount rate.  These assumptions are based on current market conditions, historical trends as well as future expectations.  Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

The impairment test has not resulted in an impairment charge in the fourth quarter. The impairment test has been performed using an estimated weighted average cost of capital (“WACC”) of 8.47%.  In the third quarter of 2011, the Company recorded and impairment charge of $56,000,000.

On March 1, 2011 DHT took delivery of the DHT Phoenix, a 1999 built VLCC. The purchase price was $55,000,000 which has been financed with cash and $27,500,000 in debt financing. The vessel is operating in the Tankers International Pool with effect from April 14, 2011.

On May 16, 2011, the Company announced that it has time chartered in the Venture Spirit, a 2003 built VLCC, for a period of 16 to 18 months at a rate of $27,000 per day. DHT has a continuous option during the charter to purchase the vessel at $65,000,000 for the first 6 month period, $66,000,000 for the second 6 month period and $67,000,000 for the third 6 month period. The vessel was delivered on May 16, 2011 and is employed in the Tankers International Pool.

On May 27, 2011 DHT took delivery of the DHT Eagle, a 2002 built VLCC. The purchase price was $67,000,000 which has been financed with cash and $33,500,000 in debt financing. The vessel is employed on a two year time charter at $32,500 per day, with effect from May 28, 2011. In December 2011, DHT agreed to an amended to the time charter for the DHT Eagle, whereby the charter hire shall be paid at $26,000 per day for the remaining period of the charter commencing January 1, 2012. The difference between the original charter hire and the amendment, being $6,500 per day, shall be paid in arrears with one lump sum payment in December 2012 and a second lump sum payment at the end of the charter period.  Following the amendment, the nominal revenue and charter period remains unchanged. The amendment also includes revised terms that will mitigate certain operating risks for DHT under the charter.

Note 6 – Equity Offering
In February 2011, DHT issued a total of 15,425,300 shares of common stock with par value of $0.01 per share for total net proceeds of $67,540,343 after underwriting discount and expenses amounting to $4,187,302.

Note 7 – Stockholders equity and dividend payment

	Common stock	Preference stock
Issued at December 31, 2010	48,921,961	0
New shares issued	15,528,801	0
Issued at December 31, 2011	64,450,762	0
Par value	$ 0.01	$ 0.01
Numbers of shares authorized for issue
at December 31, 2011	125,000,000	1,000,000

Common stock:
Each outstanding share of common stock entitles the
holder to one vote on all matters submitted to a vote
of stockholders.

Preference stock:
Terms and rights of Preference shares will be
established by the board when or if such shares
would be issued.

Dividend payment:

Dividend payment as of December 31, 2011:

Payment date:	Total payment	Per share
February 11, 2011	$ 4.9 million	$0.10
May 10, 2011	$ 6.4 million	$0.10
August 4, 2011	$ 6.4 million	$0.10
November 15, 2011	$ 1.9 million	$0.03
Total payment as of December 31, 2011:	$ 19.7 million	$0.33

Dividend payment 2010:

Payment date:	Total payment	Per share
June 8, 2010	$ 4.9 million	$0.10
September 17, 2010	$ 4.9 million	$0.10
November 22, 2010	$ 4.9 million	$0.10
Total payment in 2010:	$ 14.7 million	$0.30

Note 8 - Financial risk management, objectives and policies
Note 9 in the 2010 annual report provides for details of financial risk management objectives and policies.

The Company’s principal financial liabilities consist of long term debt and derivatives. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 9 – Subsequent Events
On January 20, 2012 the Board of Directors approved a dividend of $0.03 per share to be paid on February 15, 2012 for shareholders of record as of February 7, 2012 related to the fourth quarter 2011.